Performance for the Third Quarter ended December 31, 2010

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Safe Harbour

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2010 and on Form 6-K for the quarters ended June 30, 2010 and September 30, 2010.These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Agenda

- Financial Performance
- Operational Performance
- Client Acquisition & Expansion of Services
- Products and Platforms
- Infosys BPO
- Human Resources
- Infrastructure
- Outlook
- Summary

Financial Performance

Highlights...

- Revenues were ₹7,106 crore for the quarter ended December 31, 2010; QoQ growth was 2.3%; YoY growth was 23.8%
- Net profit after tax was ₹1,780 crore for the quarter ended December 31, 2010; QoQ growth was 2.5%; YoY growth was 14.2%
- Earnings per share was ₹31.15 for the quarter ended December 31,2010; QoQ growth was 2.4%; YoY growth was 14.0%

...Highlights

- 40 clients were added during the quarter by Infosys and its subsidiaries
- Gross addition of 11,067 employees (net addition of 5,311) for the quarter by Infosys and its subsidiaries
- 1,27,779 employees as on December 31, 2010 for Infosys and its subsidiaries

Financial Performance

Unaudited Condensed Consolidated Statement of Comprehensive Income for three months ended,

(As per IFRS)
In ₹crore, except share data

Particulars	December 31,		Growth (%)	Sep 30, 2010	Growth % in Q3 11 over Q2 11
	2010	2009			
Revenues	**7,106**	**5,741**	**23.8**	**6,947**	**2.3**
Cost of sales	4,063	3,263	24.5	3,971	2.3
Gross profit	**3,043**	**2,478**	**22.8**	**2,976**	**2.3**
Operational expenses:					
Selling and marketing expenses	*393*	*314*	*25.2*	*380*	*3.4*
Administrative expenses	*503*	*380*	*32.4*	*498*	*1.0*
Total operating expenses	**896**	**694**	**29.1**	**878**	**2.1**
Operating profit	**2,147**	**1,784**	**20.3**	**2,098**	**2.3**
Other income, net	290	230	26.1	267	8.6
Profit before income taxes	**2,437**	**2,014**	**21.0**	**2,365**	**3.0**
Income tax expense	657	455	44.4	628	4.6
Net profit	**1,780**	**1,559**	**14.2**	**1,737**	**2.5**
Earnings per equity share					
Basic (₹)	**31.15**	**27.33**	**14.0**	**30.41**	**2.4**
Diluted (₹)	**31.14**	**27.30**	**14.1**	**30.40**	**2.4**

Operational Performance

Region wise Revenue

REVENUE BY GEOGRAPHICAL SEGMENT					
	Quarter ended			LTM	
	Dec 31, 2010	Sep 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
	%	%	%	%	%
North America	64.7	65.8	66.6	65.9	65.5
Europe	21.8	21.8	21.9	21.6	23.5
India	2.2	2.1	1.2	1.9	1.2
Rest of the world	11.3	10.3	10.3	10.6	9.8
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Effort and Utilization

EFFORT AND UTILIZATION					
	Quarter ended			LTM	
	Dec 31, 2010	Sep 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
	%	%	%	%	%
Effort					
Onsite	24.5	24.5	22.5	23.7	22.7
Offshore	75.5	75.5	77.5	76.3	77.3
Utilization					
Including trainees	72.6	74.3	68.8	72.4	67.7
Excluding trainees	80.7	81.2	76.2	79.5	73.7

Revenues by Project type

REVENUE BY PROJECT TYPE*					
	Quarter ended			LTM	
	Dec 31, 2010	Sep 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
	%	%	%	%	%
Fixed price	41.2	39.9	38.3	39.9	38.2
Time & materials	58.8	60.1	61.7	60.1	61.8
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

** Excluding products*

Onsite-Offshore Revenue split

	Quarter ended			LTM	
	Dec 31, 2010	Sep 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
	%	%	%	%	%
Revenue					
Onsite	49.3	50.2	46.1	48.5	46.2
Offshore	50.7	49.8	53.9	51.5	53.8

Customer Concentration

CLIENT DATA					
	Quarter ended			Year ended	
	Dec 31, 2010	Sep 30, 2010	Dec 31, 2009	Mar 31, 2010	Mar 31, 2009
Number of clients					
Active	612	592	568	575	579
Added during the period	40	27	32	141	156
Accounting for > 5% of revenue	–	–	–	–	1
Number of million* dollar clients					
1 million dollar +	350	337	336	338	327
5 million dollar +	180	173	152	159	151
10 million dollar +	121	113	93	97	101
20 million dollar +	68	66	60	59	59
30 million dollar +	47	48	41	41	39
40 million dollar +	39	37	33	33	30
50 million dollar +	29	27	22	26	20
60 million dollar +	22	18	14	16	16
70 million dollar +	17	15	12	12	12
80 million dollar +	12	12	9	10	10
90 million dollar +	11	11	7	8	7
100 million dollar +	11	10	6	6	4
200 million dollar +	2	2	2	1	1
300 million dollar +	–	–	–	–	1
Client contribution to revenue					
Top client	4.6%	4.7%	4.7%	4.6%	6.9%
Top 5 clients	15.4%	15.8%	17.6%	16.4%	18.0%
Top 10 clients	25.7%	26.7%	27.5%	26.2%	27.7%
Repeat business	97.6%	98.4%	97.0%	97.3%	97.6%
Account receivables – LTM (in days)	62	63	57	59	62

LTM – Last Twelve Months
** LTM Revenues*

Awards and Recognitions

- The 2010 RIS IT Services LeaderBoard ranked us number one among leading IT services suppliers in retail, for our innovation, transformation and operations related solutions to top retailers worldwide.
- We were ranked India's 'Most Admired Company' in The Wall Street Journal Asia 200, in a listing of Asia's leading companies in 2010.
- We won the RMMY 'Best in Show – Best Overall Relationship Management Capability' award of the Outsourcing Institute and Vantage Partners.
- We were among the Top 20 global companies to win the Most Admired Knowledge Enterprises (MAKE) Award 2010, by Teleos in association with The KNOW Network.
- Infosys and Telstra jointly won 'Best Project' at the 2010 Australian Software Testing Awards.
- NelsonHall, a leading analyst and advisory firm, ranked us high in their Targeting Learning BPO Report published in October 2010 for our ability to provide effective blended learning environments, ability to reduce costs, improve learning experiences and strength of our learning management system (LMS) portal.

Client Acquisition & Expansion of Services

Client Acquisition & Expansion of Services

- A multi-national retailer in Europe selected us to define its global e-commerce road map and develop strategies to transform its online operations and become a multi-channel retailer.
- We helped one of the leading grocery retailers in the UK with its strategic workforce management program, resulting in better scheduling and planning processes.
- We developed an enterprise-wide mobility strategy, road map and governance model to help a North America-based paper and building products company to prioritize mobile opportunities.
- For a global consumer electronics brand, we helped design a scalable and efficient engineering support model for its cloud-based services
- A UK-based telecom service provider engaged us to transform its network and services for trading markets to an advanced Voice over Internet Protocol (VoIP) network
- We were selected as a strategic partner by an airline company for an IT effectiveness and strategic transformational program.

Products and Platforms

Finacle™

- Finacle continued to scale new heights with its winning combination of ease of use, interoperability, cost effectiveness, depth of functionality and ease of integration. Once again, independent research firm Forrester Research, Inc. named Infosys Technologies as a leader in The Forrester Wave™: Global Banking Platforms Q4 2010 report. Infosys, with Finacle, became a Leader this year with the highest marks in multiple areas such as multichannel enablement, application architecture and flexibility. Finacle also won the Leaders in Innovation Award 2010 for 'Best Core Banking Software' from Financial-I, a leading UK-based financial publication.
- This quarter, we launched Finacle mobile banking 2.0. It is a comprehensive solution that supports multi-host, multilingual, multi-channel, multi-currency banking and interactive financial management through mobile phones. It can also be leveraged to deliver value added services like mobile ticketing, mobile top-up and mobile marketing. The device-agnostic solution supports over 8,000 mobile handsets including basic handsets and smart devices.
- Finacle continued to grow its business by adding six clients this quarter. Of these, two were from the Europe, Middle East and Africa (EMEA) region, one from the Americas and three from the Asia Pacific region.

Infosys BPO

Infosys BPO

- Infosys BPO remains a trusted and valued collaboration partner through consistent focus on improving process and end-business metrics. We continue to enable realization of business value, customer satisfaction and co-creation to sustain long-term partnerships.
- For a leading mobile operator in the UK, Infosys BPO has been handling the back-office processes in finance. A global pharmaceutical company selected Infosys BPO to undertake strategic activities in sourcing and procurement, starting with contract management and e-sourcing in the R&D space.

Process innovation

During the third quarter, Infosys applied for 17 patent applications in India and the US. With this, Infosys has an aggregate of 270 patent applications (pending) in India and the US and has been granted 18 patents by the United States Patent and Trademark Office.

Human Resources

Human Resources

EMPLOYEE METRICS					
	Quarter ended			Year ended	
	Dec 31, 2010	Sep 30, 2010	Dec 31, 2009	Mar 31, 2010	Mar 31, 2009
Total employees	1,27,779	1,22,468	1,09,882	1,13,796	1,04,850
S/W professionals	1,21,144	1,15,972	1,03,476	1,06,864	97,349
Billable	1,03,617	99,667	89,086	93,254	86,306
Banking product group	5,721	5,178	4,345	4,730	2,349
Trainees	11,806	11,127	10,045	8,880	8,694
Sales & Support	6,635	6,496	6,406	6,932	7,501
Gross addition	11,067	14,264	8,719	27,639	28,231
- Of which lateral addition	5,212	4,138	1,420	4,895	5,796
Attrition	5,756	6,618	4,290	18,693	14,568
Net addition	5,311	7,646	4,429	8,946	13,663
Attrition % (LTM)*	17.5%	17.1%	11.6%	13.4%	11.1%

** Excluding subsidiaries*

Infrastructure

Infrastructure

- As on December 31, 2010, the company had **26.8** mn sq. ft of space capable of accommodating **1,14,457**employees and **5.1** mn sq. ft under completion capable of accommodating **27,319** employees

Outlook

IFRS – Consolidated

Outlook under IFRS – consolidated*

*Quarter ending March 31, 2011***

- Revenues are expected to be in the range of ₹7,157 crore and ₹7,230 crore; YoY growth of 20.4% to 21.6%
- Earnings per share (EPS) is expected to be in the range of ₹31.06 and ₹31.28; YoY growth of 10.8% to growth of 11.6%

*Fiscal year ending March 31, 2011****

- Revenues are expected to be in the range of ₹27,408 crore and ₹27,481 crore; YoY growth of 20.5% to 20.8%
- Earnings per share (EPS) is expected to be in the range of ₹118.68 and ₹118.90; YoY growth of 8.9% to 9.1%

* *Conversion 1 US$ = ₹44.71*

** *Excluding the income from the sale of our investment in OnMobile Systems, Inc. of ₹ 48 crore in fiscal 2010, the EPS growth is expected to be in the range of 14.3% to growth of 15.1%*

*** *Excluding the income from the sale of our investment in OnMobile Systems, Inc. of ₹ 48 crore in fiscal 2010, the EPS growth is expected to be in the range of 9.7% to 9.9%*

Summary

Summary

- The weaker economic recovery in developed markets coupled with high unemployment and risk of sovereign default could impact industry growth. We are closely working with our clients as they fine tune their strategies for the future.
- We continue to implement our clients' operational requirements, delivering faster time to market and higher return on investment (ROI).
- Our robust innovative practices continue to augur well with clients.
- We are seeing an increase in demand for new services, even in an environment where customers are focusing on projects which could enhance their competitiveness in the short term. We continue to invest in key focus areas to increase our relevance to our clients
- Uncertainties related to sustainability of the global economic recovery could create greater currency volatility in the near future. Our focus will continue to be on high-quality growth, balancing both the revenue growth and margins.
- Our attrition has further reduced and the employee engagement programe has shown good results. Employee referrals are at an all time high. Lateral hiring was a record this quarter

Thank You

www.infosys.com